Exhibit 17.1

Joseph Skeehan
180 S. Lake Street, 7th Floor
Pasadena, CA 91101

April 18, 2007

Mr. Robert Wright
Chief Executive Officer
PRB Energy, Inc.
1875 Lawrence Street, Suite 450
Denver, Colorado 80202

Dear Bob,

This letter is to formalize our conversation last month regarding my resignation from the Board of Directors of PRB Energy, Inc. Pursuant to our discussion, other business interests require the devotion of all of my available time.

Therefore, please consider this my resignation from the Board and the Audit Committee as of May 31, 2007. I wish you and the company great success in the future.

Sincerely,

/s/ Joseph W. Skeehan

Joseph W. Skeehan